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BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PROVIDES BUSINESS UPDATES

TORONTO, ON – February 21, 2006:  Bontan Corporation Inc. (OTCBB:  BNTNF) (“Bontan”) is pleased to provide details of the following business updates:

Louisiana Gas Project

Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan reported on October 24, 2005 that the results of various technical tests on its test well, Placide Richard No. 1 in Calcasieu Parish (“the Well”), Louisiana, upon reaching its projected depth of 15,378’ led Keystone Oil Company, the project operator, to conclude that a commercial completion could not be made and the well should be plugged and abandoned.  Bontan has now received the further updates from the project operator:

The project operator will be analyzing all data and reevaluating seismic definition of potential gas bearing horizons in the broad Bell City area.  Reprocessing and reevaluating existing seismic will take several months, as will reassessing other opportunities or leads that the project operator may have identified.

A final account of the costs incurred on the project was rendered by the project operator, which indicated that Bontan would be entitled to a refund of US$318,563 plus interest of US$13,708 on the funds that it advanced towards the exploration costs.  The Company received the sum of US$332,271 on January 19, 2006.

Third Quarter Financial Results

Bontan filed consolidated financial statements and management discussion and analysis for the quarter ended December 31, 2005 on February 13, 2006.

The loss from operations for the quarter ended December 31, 2005 was $155,049 or approximately $0.01 per share.  This compared with a loss of $202,648 for the quarter ended December 31, 2004.  The loss for the quarter ended December 31, 2005 included the cost of stock and option based compensation, as did the loss for December 31, 2004.  Net profits on short term investments were approximately $401,000.

Cash, temporary investments and receivables at December 31, 2005 were approximately $3.6 million at market value compared to the market value of approximately $2.4 million as at September 30, 2005.  The value at December 31, 2005 included a sum of approximately $350,000 refunded in January 2006 from the Louisiana gas project costs, which were fully written off during the quarter ended September 30, 2005 and an unrealized gain of approximately $467,000 on the short term investments held at December 31, 2005.

New Business

Bontan continues to seek investments in the natural resource sector.  At this time the Company continues to evaluate opportunities in oil and gas exploration.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB:  BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  In particular, when used in the preceding discussion, the words “plans”, “confident that”, “believe”, “expect”, or “intend to”, and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act.  Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.